UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3 – Exit Filing)*

Tencent Music Entertainment Group

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000083 per share

(Title of Class of Securities)

88034P109 **

(CUSIP Number)

February 3, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A Ordinary Shares. This CUSIP number applies the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “TME.” Each ADS represents two Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88034P 109

1.	Names of Reporting Persons. PAGAC Music Holding II Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power None
	6.	Shared Voting Power None
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) None
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88034P 109

1.	Names of Reporting Persons. PAGAC Music Holding II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 1
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88034P 109

1.	Names of Reporting Persons. PAGAC Music Holding GP II Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 1
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88034P 109

1.	Names of Reporting Persons. PAG Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 1
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88034P 109

1.	Names of Reporting Persons. Pacific Alliance Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 1
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88034P 109

1.	Names of Reporting Persons. PAG Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 1
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

Tencent Music Entertainment Group

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17/F, Matsunichi Building, Kejizhongyi Road

Midwest District of Hi-tech Park, Nanshan District, Shenzhen, 518057 the People’s Republic of China

Item 2(a).	Name of Person Filing:

PAGAC Music Holding II Limited

PAGAC Music Holding II LP

PAGAC Music Holding GP II Limited

PAG Capital Limited

Pacific Alliance Group Limited

PAG Holdings Limited (collectively, the “Reporting Persons”)

The filing of this Amendment No. 3 to Schedule 13G represents the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The registered address of PAGAC Music Holding II Limited is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

The registered address of each of PAGAC Music Holding II LP, PAGAC Music Holding GP II Limited, PAG Capital Limited, Pacific Alliance Group Limited and PAG Holdings Limited is PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

Item 2(c).	Citizenship:

Cayman Islands for each of the Reporting Persons.

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.000083 per share (each ADS representing two Class A Ordinary Shares).

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 88034P109 has been assigned to the ADSs of the Issuer, which are quoted on the New York Stock Exchange under the symbol “TME.” Each ADS represents two Class A Ordinary Shares.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the persons filing this statement is provided as of February 3, 2021. The table below is prepared based on 1,670,004,560 Class A Ordinary Shares and 1,715,139,178 Class B Ordinary Shares issued and outstanding as of December 31, 2020 as provided by the Issuer. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote. Each Class B Ordinary Share is entitled to 15 votes. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Reporting Person: PAGAC Music Holding II Limited	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares on as-converted basis		Percentage of Aggregate Voting Power(1)
(a) Amount beneficially owned:	—		—		—
(b) Percent of class:	—		—		—		—
(c) number of Shares as to which the person has:
(i) Sole power to vote or direct the vote:	—		—		—
(ii) Shared power to vote or to direct to vote:	—		—		—
(iii) Sole power to dispose or to direct the disposition of:	—		—		—
(iv) Shared power to dispose or to direct the disposition of:	—		—		—

Reporting Persons: PAGAC Music Holding II LP PAGAC Music Holding GP II Limited	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares on as-converted basis		Percentage of Aggregate Voting Power(1)
(a) Amount beneficially owned:	1	(2)	1	(3)	1	(2)	—
(b) Percent of class:	0.0	%(4)	0.0%		0.0	% (5)	0.0	%(1)
(c) number of Shares as to which the person has:
(i) Sole power to vote or direct the vote:	1		1		1		—
(ii) Shared power to vote or to direct to vote:	—		—		—		—
(iii) Sole power to dispose or to direct the disposition of:	1		1		1		—
(iv) Shared power to dispose or to direct the disposition of:	—		—		—		—

Notes:

(1)

Percentage of aggregate voting power is calculated by dividing (i) the voting power of all Ordinary Shares beneficially owned by the reporting person, by (ii) the voting power of all of outstanding Ordinary Shares as a single class.

(2)

Represents one Class B Ordinary Shares held by PAGAC Music Holding II LP. PAGAC Music Holding GP II Limited is the general partner of PAGAC Music Holding II LP. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. Pursuant to Rule 13d-3(d)(1), all shares of Class B Ordinary Shares held by the reporting persons shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Ordinary Shares beneficially owned by the reporting persons and (ii) calculating the percentages of the Class A Ordinary Shares owned by such persons. Consequently, all Class A Ordinary Shares amounts and percentages are inclusive of the Class B Ordinary Shares amounts and percentages set forth herein.

(3)	Represents one Class B Ordinary Shares held by PAGAC Music Holding II LP. PAGAC Music Holding GP II Limited is the general partner of PAGAC Music Holding II LP.
(4)

To derive this percentage, (i) the numerator is 1, and (ii) the denominator is the sum of (x) 1,670,004,560, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2020 as provided by the Issuer, and (y) one, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares.

(5)

To derive this percentage, (i) the numerator is 1, and (ii) the denominator is the sum of (x) 1,670,004,560, being the number of the Issuer’s Class A Ordinary Shares issued and outstanding as of December 31, 2020 as provided by the Issuer, and (y) 1,715,139,178, being the number of the Issuer’s total Class B Ordinary Shares issued and outstanding as of December 31, 2020 as provided by the Issuer.

Reporting Persons: PAG Capital Limited Pacific Alliance Group Limited PAG Holdings Limited	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares on as-converted basis		Percentage of Aggregate Voting Power(1)
(a) Amount beneficially owned:	1	(2)	1	(3)	1	(2)
(b) Percent of class:	0.0	%(4)	0.0%		0.0	% (5)	0.0	%(1)
(c) number of Shares as to which the person has:
(i) Sole power to vote or direct the vote:	1		1		1
(ii) Shared power to vote or to direct to vote:	—		—		—
(iii) Sole power to dispose or to direct the disposition of:	1		1		1
(iv) Shared power to dispose or to direct the disposition of:	—		—		—

Notes:

(1)

Percentage of aggregate voting power is calculated by dividing (i) the voting power of all Ordinary Shares beneficially owned by the reporting person, by (ii) the voting power of all of outstanding Ordinary Shares as a single class.

(2)

Represents one Class B Ordinary Shares held by PAGAC Music Holding II LP, a partnership registered in the Cayman Islands. PAGAC Music Holding GP II Limited is the general partner of PAGAC Music Holding II LP. PAGAC Music Holding II Limited and PAGAC Music Holding GP II Limited are controlled by PAG Capital Limited, which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG Holdings Limited. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. Pursuant to Rule 13d-3(d)(1), all shares of Class B Ordinary Shares held by the reporting persons shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Ordinary Shares beneficially owned by the reporting persons and (ii) calculating the percentages of the Class A Ordinary Shares owned by such persons. Consequently, all Class A Ordinary Shares amounts and percentages are inclusive of the Class B Ordinary Shares amounts and percentages set forth herein.

(3)

Represents one Class B Ordinary Shares held by PAGAC Music Holding II LP, a partnership registered in the Cayman Islands. PAGAC Music Holding GP II Limited is the general partner of PAGAC Music Holding II LP. PAGAC Music Holding II Limited and PAGAC Music Holding GP II Limited are controlled by PAG Capital Limited, which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG Holdings Limited.

(4)

To derive this percentage, (i) the numerator is 1, and (ii) the denominator is the sum of (x) 1,670,004,560, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2020 as provided by the Issuer, and (y) one, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares.

(5)

To derive this percentage, (i) the numerator is 1, and (ii) the denominator is the sum of (x) 1,670,004,560, being the number of the Issuer’s Class A Ordinary Shares issued and outstanding as of December 31, 2020 as provided by the Issuer, and (y) 1,715,139,178, being the number of the Issuer’s total Class B Ordinary Shares issued and outstanding as of December 31, 2020 as provided by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement (incorporated by reference to Exhibit 99.(A) of Schedule 13G (File No. 005-90807) filed with the Securities and Exchange Commission on February 14, 2019)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2021

PAGAC MUSIC HOLDING II LIMITED

By: /s/ Timothy Yuen Cheng Zee
Name:	Timothy Yuen Cheng Zee
Title:	Director

PAGAC MUSIC HOLDING II LP

By: /s/ David Jaemin Kim
Name:	David Jaemin Kim
Title:	Director of PAGAC Music Holding GP II Limited, general partner of PAGAC Music Holding II LP

PAGAC MUSIC HOLDING GP II LIMITED

By: /s/ David Jaemin Kim
Name:	David Jaemin Kim
Title:	Director

PAG CAPITAL LIMITED

By: /s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director of Pacific Alliance Group Limited, acting as Director of PAG Capital Limited

PACIFIC ALLIANCE GROUP LIMITED

By: /s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director

PAG HOLDINGS LIMITED

By: /s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director